Exhibit (d)(2)

FEE REDUCTION AGREEMENT

     AGREEMENT made as of this 27th day of March 2006, between Tax-Managed Value Portfolio (the “Trust”) and Boston Management and Research (the “Adviser”).

     WHEREAS, the Trust has entered into an Investment Advisory Agreement (“Advisory Agreement”) with the Adviser, which Advisory Agreement provides that the Adviser shall be entitled to receive an asset-based fee payable at a certain rate; and

     WHEREAS, the Adviser has offered to reduce such advisory fee rate, and the Trust has accepted such fee reduction, such fee reduction being effective as of March 27th, 2006; and

     WHEREAS, the Adviser and the Trust wish to memorialize said fee reduction in writing;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby agree as follows:

1.	For so long as the Advisory Agreement shall remain in effect, notwithstanding any provisions of the Advisory Agreement to the contrary, the Adviser will reduce its advisory fee for the Trust in accordance with the fee reduction schedule set forth on Exhibit A hereto.

2.	This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Trust; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Trust.

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Trust” shall mean the vote, at a meeting of Holders, of the lesser of (i) 67 per centum or more of the Interests in the Trust present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding Interests in the Trust are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding Interests in the Trust. The terms “Holders” and “Interests” when used herein shall have the respective meanings specified in the Declaratin of the Trust.

4.	This instrument is executed under seal and shall be governed by Massachusetts law.

     IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

TAX-MANAGED VALUE PORTFOLIO By: /s/ Duncan W. Richardson Duncan W. Richardson President BOSTON MANAGEMENT AND RESEARCH By: /s/ Alan R. Dynner Alan R. Dynner Vice President

Exhibit A

ADVISORY FEE REDUCTION SCHEDULE
Tax-Managed Value Portfolio
(Effective as of March 27, 2006)

On net assets of $1 billion and over, the Adviser’s asset-based advisory fee is reduced and computed as follows:

Annual Fee Rate (for each level)
Average Daily Net Assets for the Month

$1 billion but less than $2 billion	0.6000%
$2 billion but less than $5 billion	0.5750%
$5 billion and over	0.5550%